P.t. 2/1/02

937248

02013437

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 1, 2002

POWERGEN plc
City Point, 1 Ropemaker Street
London EC2Y 9HT, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20 F__X__ Form 40-F______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

10:31 31 Jan RNS-REG-Powergen PLC <PWG.L> Holding(s) in Company

RNS Number:7772Q
Powergen PLC
31 January 2002

31 January 2002

Powergen plc

Holding in Company

In accordance with Sections 198-202 of the UK Companies Act 1985, Powergen plc ("the Company") was notified on 30 January 2002 that, as at 30 January 2002 the current notifiable interest of Deutsche Bank AG and its subsidiary companies stood at 62,471,901 shares, representing approximately 9.54% of the Ordinary shares of the Company then in issue. Deutsche Bank AG also indicated that part of this holding may relate to hedging arrangements for customer transactions.

David Jackson, Company Secretary

END

HOLSDUFSFSESEEF

Thursday, 31 January 2002 10:31:36
RNS [nRNSe7772Q]

07:00 01 Feb RNS-REG-Powergen PLC <PWG.L> Notice of Results & Dividend

RNS Number:8252Q
Powergen PLC
1 February 2002

Powergen plc

1 February 2002

Powergen plc announces that its Preliminary Announcement of Results for the year ended 31 December 2001 will be made at 12.00 noon UK time on Thursday 21 February 2002. The fourth quarter dividend will also be announced on that day.

The dividend timetable is as follows:

Ex dividend date: 6 March 2002

Record date: 8 March 2002, 5.00 pm

Dividend paid: 28 March 2002

David Jackson, Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

END

NORBBMFTMMTJBJT

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Friday, 1 February 2002 07:00:54
RNS [nRNSA8252Q]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

POWERGEN plc

By: ______________________

Name: Chris Salamé

Title: Authorised Signatory

Dated: February 1, 2002